

July 8, 2014

<u>Via E-mail</u>
Mr. Jeffrey L. Rutherford
Vice President and Chief Financial Officer
Ferro Corporation
6060 Parkland Boulevard
Mayfield Heights, OH 44124

      Re: **Ferro Corporation**
             Form 10-K for the year ended December 31, 2013
             Filed February 24, 2014
             File No. 1-584

Dear Mr. Rutherford:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ John Cash

                         John Cash
                         Branch Chief